January 17, 2025

Reuven Spiegel
Chief Financial Officer
Delek Logistics Partners, LP
310 Seven Springs Way, Suite 500
Brentwood, Tennessee 37027

       Re: Delek Logistics Partners, LP
           Registration Statement on Form S-3
           Filed January 10, 2025
           File No. 333-284220
Dear Reuven Spiegel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Stephen C. Hinton, Esq., of Bradley Arant Boult Cummings LLP